SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Dear Shareholder,

In observance of our commitment to greater transparency with our Shareholders, below we report the evolution of our works in January, the fourth month of the Company’s new management, grounded on four pillars which support our turnaround strategy and recovery of the Company’s value.

Cost-Savings

The proposed streamlining of processes advanced, we mapped new efficiency gains opportunities in the month, resulting in additional savings of R$1.3 million. Our workforce was reduced from 359 employees in Dec/18 to 340 at the end of January.

Contract revision results can already be seen: contracts revision, dissolution, and negotiation in the Marketing and IT areas, whose expenditures contracted in 2018 by former Management totaled approximately R$44 million and R$32 million, respectively.

To sum up, all the cost optimization measures already implemented since inception of our management indicate total savings of approximately R$110 million in 2018.

Sale of Inventories

Aiming at addressing our sales efforts, we opted for restructuring this area by setting up seven divisions and grouping projects based on region and profile similarity. In addition, the Company’s CEO follows up on a daily basis the strategy execution and each group’s performance, ensuring a greater approach and support to sales area and a better understanding of each project.

Currently, our inventory PSV totals R$1.2 million, with higher concentration in residential units located in the State of São Paulo and higher market liquidity (73% of total inventory PSV).

It is also worth noting that the law which regulates dissolutions was approved in the last week of December – a problem which for several years constrained the real estate market evolvement, causing an economic imbalance of several projects.

Pursuant to new legislation, developers can retain up to 50% of amounts paid by the consumer in case of giving up on buying home, conferring greater legal certainty to the sector.

Innovation

In January, we initiated marketing actions to advertise Gafisa Serviços. Notices were sent to clients and employees introducing this new business unit of the Company and detailing services provided. We also headed a digital campaign on Google and social networks.

Units customization services (house up) were divided into three waves:

-          Ready to move in: finish customization;

-          Ready to live in: finish, furniture, and decor customization;

-          House up after keys: ready units customization;

Post-warranty service will also be implemented in three stages of an agreement with the Company’s projects delivery date, as mentioned above, already introduced to our clients.

Complementing sales strategy, rental services should play a relevant role towards differentiation and loyalty, inventory monetization and margin increase of projects percentage, not to mention that this also a market trend.

Funding

We continue working on funding alternatives to execute our turnaround strategy, such as the securitization of receivables portfolio, assets monetization, partnership evaluation, and real estate fund structuring. We also started analyzing alternatives to restructure the Company’s long-term indebtedness profile.

Besides reinforcing the four pillars of our strategy, people development is our guideline, aiming at framing a differentiated team that speeds up value creation at the Company. We have already reached the final stage of our trainee program selection process. Approximately 10 applicants will be selected, who will join Gafisa’s team in February 2019.

As already announced and aiming at reinforcing our team, we hired Mr. Rafael Castello Branco, who took office as Deputy Chief Financial and Investor Relations Officer as of January 22, 2019. Rafael holds a degree in Computer Engineering from the Engineering Military Institute (IME), with an MBA from The University of Chicago Booth School of Business. In addition, Rafael is certified by CFA Program, he has over 15 years’ experience, both in Brazil and overseas, in the financial market and in IT and telecom companies, such as Samsung, Vivo and Brasil Telecom.

“Estadão” News of 1/29/2019

Referring to the article published by Agência Estado – Broadcast service on January 29, 2019, entitled “Gafisa will stop 10 out of 15 construction sites due to cash shortage”, we clarify that the Company did not make any work stoppage decision, as disclosed by Agência Estado Broadcast service at 4:52 p.m., during B3 trading session of January 29, 2019.

We also inform that since the new management took office at the Company on September 28, 2018, Gafisa delivered five works in the last quarter of 2018, on schedule.

Market Relations

Always concerned with an investor-focused approach and Gafisa’s greater visibility, in January we attended local conferences and we held meetings with sell-side and buy-side analysts, besides local investors. We plan to organize a roadshow through Asia and a conference in London in the first half of 2019. We will take these opportunities to introduce our new management and present the evolution of our turnaround plan to these investors.

Stock Performance

Lastly, we highlight Gafisa(GFSA3)’s stocks performance, which appreciated 23.14% from 10/01/2018 (entry of new management) to 01/31/2019, when stocks were quoted at R$14.10 (closing price).

Mu Hak You

Chairman of the Board of Directors

Ana Recart

Chief Executive Officer, Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 1, 2019

Gafisa S.A.

By:	/s/ Ana Maria Loureiro Recart
Name: Ana Maria Loureiro Recart Title: Chief Executive Officer